January 6, 2020

Craig Safian
Chief Financial Officer
Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06904-2212

       Re: Gartner, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-14443

Dear Mr. Safian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services